CURALEAF HOLDINGS, INC.
REPORT OF VOTING RESULTS
TO:     British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities (Northwest Territories)
Office of the Superintendent of Securities (Nunavut)

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the annual general meeting of shareholders of Curaleaf Holdings, Inc. (the "Company") held on June 13, 2025. Each of the matters set out below is described in greater detail in the Company's management information circular (the "Circular") dated April 29, 2025.
1.Setting the Number of Directors
The number of directors was fixed at ten (10) directors. The results of the votes cast are set out below:

Votes For (%)	Votes Against (%)
99.51%	0.49%

2.Election of Directors
Each of the six (6) director nominees listed in the Circular was elected as a director of the Company until the next annual general meeting of shareholders or until their successor is elected or appointed. The results of the votes cast are set out below:

Nominee	Votes For (%)	Votes Withheld (%)
Michelle Bodner	99.93%	0.07%
Karl Johansson	98.81%	1.19%
Boris Jordan	97.92%	2.08%
Mitchell Kahn	97.92%	2.08%
Joseph Lusardi	97.98%	2.02%
Shasheen Shah	99.92%	0.08%

3.Appointment of Auditors
PKF O'Connor Davies, LLP was reappointed as the auditors of the Company until the next annual meeting of shareholders and the board of directors of the Company was authorized to fix the remuneration of the auditors. The results of the votes cast are set out below:

Votes For (%)	Votes Withheld (%)
99.73	0.27

* * * * *
DATED this 13th day of June, 2025

Per:	CURALEAF HOLDINGS, INC. (signed) “Peter Clateman”
Name: Peter Clateman Title: Chief Legal Officer